Filed pursuant to Rule 433
 July 10, 2008
 Relating to Preliminary Pricing Supplement No 701 to
 Registration Statement Nos. 333-137691,
333-137691-02
 Dated September 29, 2006
ABN AMRO Bank N.V. S-NOTESSM
Pricing Sheet – July 10, 2008

8.50% SIX MONTH SELECT BASKET K NOCK-IN SECURITIES
LINKED TO 3 COMMON STOCKS AND 2 EXCHANGE TRADED FUNDS
DUE JANUARY 15, 2009

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa2, S&P AA-)
Lead Agent:	ABN AMRO Incorporated
Offerings:	8.50% Six Month Select Basket Knock-In Securities Linked to 3 Common Stocks and 2 Exchange Traded Funds due January 15, 2009
Coupon:	8.50% per annum (30/360), payable monthly in arrears on the 15th of each month commencing on August 15, 2008 and ending on the maturity date
Coupon Breakdown:	Interest Rate: 2.99% per annum Put Premium: 5.51%
Underlying Shares:	Stock or Exchange Traded Fund*	Ticker Symbol	Knock-in Level % of Initial Price	Weight
	Winn-Dixie Stores, Inc.	WINN	85%	20%
	Cintas Corporation	CTAS	85%	20%
	DISH Network Corporation	DISH	85%	20%
	The Consumer Staples Select Sector SPDR Fund	XLP	85%	20%
	The Health Care Select Sector SPDR Fund	XLV	85%	20%
	*We refer to shares of each of the stocks and shares of each of the exchange traded funds as an Underlying Share. We refer to all five Underlying Shares as the Underlying Basket.
Denomination/Principal:	Each Security has a principal amount of $1,000. The Securities will be issued in integral multiples of $1,000
Issue Price:	100%
Initial Price:	For each Underlying Share, 100% of the closing price per share on the pricing date
Final Price:	For each Underlying Share, 100% of the closing price per share on the determination date
Payment at Maturity:
The payment at maturity, if any, is based on the performance of each of the five Underlying Shares, and will consist of an amount in cash equal to the sum of:

(i) for each of the five Underlying Shares on the primary U.S. exchange or market for such Underlying Share where the closing price has not fallen below the applicable knock-in level on any trading day from but not including the pricing date to and including the determination date, $200, plus

(ii) for each of the five Underlying Shares on the primary U.S. exchange or market for such Underlying Share where the closing price has fallen below its knock-in level on any trading day from but not including the pricing date to and including the determination date:

a) if the closing price of any such Underlying Share on the determination date is at or above the initial price of such Underlying Share, $200; or

b) if the closing price of any such Underlying Share on the determination date is below the initial price of such Underlying Share, an amount calculated as follows:
$200 X Price Final
Price Initial

If the closing prices of one or more of the Underlying Shares has fallen below its knock-in level on any trading day from but not including the pricing date to and including the determination date and the final price of any such Underlying Share is less than its initial price, you will lose some or all of your initial principal investment

Indicative Secondary	• Internet at: www.s-notes.com
Pricing:	• Bloomberg at: PIPN <GO>
Status:	Unsecured, unsubordinated obligations of the Issuer
CUSIP:	00083GYF5 ISIN: US00083GYF52
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive
Pricing Date:	July 10, 2008, subject to certain adjustments as described in the related pricing supplement
Settlement Date:	July 15, 2008
Determination Date:	January 12, 2009, subject to certain adjustments as described in the related pricing supplement
Maturity Date:	January 15, 2009 (Six Months)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offerings to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offerings of the Securities.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting ABN AMRO Holding N.V. on the SEC website at <http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=abn&filenum=&State=&SIC=&owner=include&action=get company>. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

These Securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

SUMMARY

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 5 of this document.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

 The Securities are interest paying, non-principal protected senior notes of ABN AMRO Bank N.V. and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V.  The Securities have a maturity of six months. These securities combine certain features of debt and equity by offering a fixed interest rate on the principal amount while the payment at maturity on the Securities is determined based on the performance of the five Underlying Shares, which we refer to as the Underlying Shares, on the determination date as described below under “What will I receive at maturity of the Securities and how is this amount calculated?” At maturity, the payment, if any, that you receive will be calculated based on the closing prices of the Underlying Shares on the determination date and could be less than the principal amount of $1,000 per security and could be zero.

What will I receiv at maturity of the Securities and how is this amount calculated?

The payment, if any, you will receive at maturity for each $1,000 principal amount of Securities, is based on the performance of each of the five Underlying Shares, and will consist of a cash payment equal to the sum of:

(1) for each Underlying Share where the closing price has not fallen below the applicable knock-in level on the primary U.S. exchange or market for such Underlying Share on any trading day from but not including the pricing date to and including the determination date, $200, plus

(2) for each Underlying Share where the closing price has fallen below its knock-in level on the primary U.S. exchange or market for such Underlying Share on any trading day from but not including the pricing date to and including the determination date:

a) if the closing price of such Underlying Share on the determination date is at or above the initial price of such Underlying Share, $200; or

b) if the closing price of such Underlying Share on the determination date is below the initial price of such Underlying Share, an amount calculated as follows:

$200 X	Final Price
Initial Price

If one or more of the closing prices of the Underlying Shares has fallen below its knock-in level on any trading day from but not including the pricing date to and including the determination date and the final price of any such Underlying Share is less than its initial price, you will lose some or all of your principal.

Why is the interest rate on the Securities higher than the interest rate payable on your conventional debt securities with the same maturity?

The Securities offer a higher interest rate than the yield that would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating.  This is because we are paying you a premium to assume the risk that at maturity we may deliver cash to you in an amount less than the principal amount of each Security depending on the performance of the Underlying Shares.  As explained above under "What will I receive at maturity of the Securities and how is this amount calculated?" if the closing price for any Underlying Share on the primary U.S. exchange or market for such Underlying Share has fallen below the applicable knock-in level on any trading day from but not including the pricing date to and including the determination date and the closing price of that Underlying Share on the determination date is below the initial price, we will pay you an amount in cash which will be less than the principal amount of the Securities and could be zero. Therefore your are not guaranteed to receive any return of principal at maturity.

Will I receive interest payments on the Securities?

Yes. The interest rate is fixed at issue and is payable in cash on each interest payment date, irrespective of the amount, if any, you receive at maturity.

Will I get my principal back at maturity?

You are not guaranteed to receive any return of principal at maturity. If the closing price of one or more of the Underlying Shares has fallen below its knock-in level at any time on any trading day from but not including the pricing date to and including the determination date and the final price of any such Underlying Share is less than its initial price, you will lose some or all of your principal. Subject to the credit of ABN AMRO Bank, N.V. as the issuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the issuer’s obligations under the Securities, you will receive at maturity any cash payment to which you are entitled, to under the terms of the Securities.

However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which may or may not include any return and could be zero.  There may be little or no secondary market for the Securities. Accordingly, you should be willing to hold your securities until maturity.

Can you give me examples of the payment I will receive at maturity depending on the performance of the Underlying Shares?

If, for example, in a hypothetical offering, the interest rate was 10% per annum, the initial price of one of the Underlying Shares was $45.00 per share and the knock-in level for such offering was 80% then the knock-in level would be $36.00 or 80% of the initial price.

If the Underlying Share whose initial price was $45.00 per share were the only one of the Underlying Shares where the closing price had fallen below its knock-in level of $36.00 on any trading day from but not including the pricing date to and including the determination date, then payment at maturity would depend on the closing price of that Underlying Share on the determination date.  In this case, if the closing price of that Underlying Share on the determination date is $33.00 per share, which is below the initial price, your payment at maturity would be calculated as follows:

$200 x 4 (the number of Underlying Shares which did not fall below their respective knock-in levels) = $800 plus

$200 x 33.00 = $146.67
                   45.00

Therefore your total payment at maturity would be $946.67.

If, on the other hand, the closing price on the determination date of the Underlying Share that knocked-in was $50.00 per share, which is above its initial price, you will receive payment at maturity of $200 cash for such Underlying Share regardless of the knock-in level having been breeched.  In addition, over the life of the Securities you would have received interest payments at the rate of 10% per annum.

Alternatively, if the closing price of each of the Underlying Shares never falls below its respective knock-in price on any trading day from but not including the pricing date to and including the determination date, at maturity you will receive $1,000 in cash for each Security you hold regardless of the closing prices of the Underlying Shares on the determination date.  In addition, over the life of the Securities you would have received interest payments of 10% per annum.

These examples are for illustrative purposes only.  It is not possible to predict the closing price of any of the Underlying Shares on the determination date or at any time during the life of the Securities. For each offering we will set the initial price and knock-in level on the pricing date.

Do I benefit from any appreciation in any of the Underlying Shares over the life of the Securities?

No. The amount paid at maturity for each $1,000 principal amount of Securities will not exceed $1,000.

What are the Exchange Traded Funds?

The Exchange Traded Funds, which we refer to as the Underlying Funds included in the Underlying Basket are The Consumer Staples Select Sector SPDR Fund and The Health Care Select Sector SPDR Fund. The Underlying Funds are exchange traded index funds that seek investment results that, before expenses, generally correspond to the price and yield performance of the Consumer Staples Select Sector Index, and the Health Care Select Sector Index, respectively, which we refer to as the Underlying Indices. There is no assurance that the price and yield performance of the Underlying Indices can be fully matched by their respective Underlying Funds.

The Underlying Indices are two of nine Select Sector Indices that collectively represent all of the companies in the S&P 500 Index. The Underlying Indices are compiled by the Index Compilation Agent, Merrill Lynch Pierce Fenner & Smith, which assigns certain constituent stocks of the S&P 500 to each of the Underlying Indices. The Underlying Funds hold a portfolio of all of the equity securities that comprise each of the Underlying Indices.

The Underlying Funds are called exchange traded funds because their shares trade on the American Stock Exchange, which we refer to as the AMEX, like other equity securities. The price quotation from market information services for the ticker symbol "XLP" is the price of one share of The Consumer Staples Select Sector SPDR Fund. The price quotation from market information services for the ticker symbol "XLV" is the price of one share of The Health Care Select Sector SPDR Fund. The shares of each of the Underlying Funds trade on the AMEX at market prices that may differ to some degree from their net asset values.

You should read "Public Information Regarding the Underlying Funds" in the accompanying Pricing Supplement for additional information about the Underlying Funds.

What if I have more questions?

   You should read “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities.  ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

You should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to your particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities you read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, you assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits of ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

The Securities are not ordinary debt securities: they are not principal protected. In addition, if the closing price of any Underlying Share falls below the applicable knock-in level on any trading day during the Knock-In Period, you will be exposed to any decline in the price of the applicable Underlying Share below the closing price of such Underlying Share on the date the Securities were priced. Accordingly, you may lose some or all of your initial principal investment in the Securities.

Limited Return

The amount payable under the Securities will never exceed the original principal amount of the Securities plus the applicable aggregate fixed coupon payment investors earn during the term of the Securities. This means that you will not benefit from any price appreciation in the Underlying Shares, nor will you receive dividends paid on the Underlying Shares, if any. Accordingly, you will never receive at maturity an amount greater than a predetermined amount per Security, regardless of how much the price of the Underlying Shares increases during the term of the Securities or on the determination date. The return of a Security may be significantly less than the return of a direct investment in the Underlying Shares to which the Security is linked during the term of the Security.

The Underlying Shares May Not Correlate with Each Other

Price movements in the Underlying Shares may not correlate with each other.  At a time when the price of one or more of the Underlying Shares increases, the price of one or more of the other Underlying Shares may not increase as much or may decrease.  Therefore, in calculating, on the determination date, the payment at maturity, increases in the price of one or more of the Underlying Shares may be moderated, or be wholly offset, by lesser increases or declines in the price of one or more of the other Underlying Shares.  If the closing price of only one of the Underlying Shares has fallen below its knock-in level on any trading day from but not including the pricing date to and including the determination date and the final price of such Underlying Share on the determination date is less than its initial price, you will lose some or all of your initial principal investment even if the other Underlying Shares have appreciated.

Liquidity Risk

ABN AMRO does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and you may not receive your full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the Underlying Shares, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

Pursuant to the terms of the Securities, we and every investor agree to characterize the Securities as consisting of a cash-settled knock-in Put Option and a Deposit of cash with the issuer.  Under this characterization, a portion of the stated interest payments on each Security is treated as interest on the Deposit and will be subject to the federal income tax rules governing short-term debt instruments, and the remainder is treated as attributable to a sale by the investor of the Put Option to ABN AMRO (referred to as Put Premium).  Receipt of the Put Premium will not be taxable upon receipt.

If the Put Option expires unexercised (i.e., a cash payment of the principal amount of the Securities is made to the investor at maturity), the investor will recognize short-term capital gain equal to the total Put Premium received.  If the Put Option is exercised (i.e., a cash payment of less than the principal amount of the Securities is made to the investor at maturity), the investor will recognize short-term capital gain or loss in respect of the Put Option in an amount equal to the difference between (1) the sum of the Put Premium paid to the investor and the cash payment made to the investor at maturity and (2) the principal amount of the Security.

Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax treatment described above.

This summary is limited to the federal tax issues addressed herein.  Additional issues may exist that are not addressed in this summary and that could affect the federal tax treatment of the transaction.

This tax summary was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Securities, and it cannot be used by any person for the purpose of avoiding penalties that may be asserted under the Internal Revenue Code. Taxpayers should seek their own advice based on their particular circumstances from an independent tax advisor.

On December 7, 2007, the U.S. Treasury and the Internal Revenue Service released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not entirely clear whether the Securities are among the instruments described in the notice, it is possible that any Treasury regulations or other guidance issued after consideration of the issues raised in the notice could materially and adversely affect the tax consequences of ownership and disposition of the Securities, possibly on a retroactive basis.

The notice indicates that it is possible the IRS may adopt a new position with respect to how the IRS characterizes income or loss (including, for example, whether the option premium might be currently included as ordinary income) on the Securities for U.S. holders of the Securities.

Investors should consult their own tax advisor regarding the notice and its potential implications for an investment in the Securities.